FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 10/04/2008

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
46a, Avenue John F. Kennedy – 2nd floor
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s 2008 investor day presentation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By:/s/ Roberto Philipps
Name: Roberto Philipps
Title: Chief Financial Officer

Dated: April 10, 2008

Solomon R. Guggenheim Museum, New York
April 10, 2008
Investor Day

TERNIUM l Investor Day - April 10, 2008

Forward-Looking Statements
This presentation contains certain forward-looking statements and information relating to Ternium S.A. and its subsidiaries (collectively, “Ternium”) that are based on the current beliefs of its management as well as assumptions made by and information currently available to Ternium. Such statements reflect the current views of Ternium with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of Ternium to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-
looking statements, including, among others, changes in general economic, political conditions in the countries in which Ternium does business or other countries which have an impact on Ternium’s business activities and investments, changes in interest rates, changes in inflation rates, changes in exchange rates, the degree of growth and the number of consumers in the markets in which Ternium operates and sells its products, changes in steel demand and prices, changes in raw material and energy prices or difficulties in acquiring raw materials or energy supply cut-offs, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted. Ternium does not intend, and does not assume any obligation, to update these forward-looking statements.

TERNIUM l Investor Day - April 10, 2008

08:30am Continental breakfast and registration
09:30am Presentation by Daniel Novegil, CEO
10:30am Coffee break
11:00am Q&A with Ternium’s management
12:00pm Lunch

Event Schedule

TERNIUM l Investor Day - April 10, 2008

Competitive Positioning
Conclusions
Ternium Mexico
Growth
Steel Market Trends

TERNIUM l Investor Day - April 10, 2008

Competitive Positioning
Conclusions
Ternium Mexico
Growth
Steel Market Trends

Others
US
Latam
Europe
Russia
India
China
914
970
1085
1135
1250
1329
1416
1504
1679
1937
206
259
297
353
384
434
484
533
595
698
02
03
04
05
06
07
08f
09f
12f
16f

2008-16: 4%/y
2002-07: 8%/y
1976-01: 1%/y
1950-75: 5%/y
50
56
62
68
74
80
86
92
98
04
10
16

%	GDP	Steel Use Growth Rate			Share 07	
	CAGR[1] 03-07	CAGR 03-07	08 vs 07	09 vs 08	World steel use	GDP (PPP[2])
China	10,6	16,1	11,5	10,0	32,7	10,9
Latam	4,1	6,3	6,5	6,0	5,4	8,3
US	2,8	0,3	2,0	0,5	9,0	21,2
India	8,8	14,8	12,5	11,1	4,4	4,7
Russia	7,3	9,9	11,4	11,0	3,5	3,2
World	3,5	7,8	6,5	6,2	100	100

TERNIUM l Investor Day - April 10, 2008

Source: IISI Committee on Economic Studies / Global Insight. 1CAGR: Compounded Annual Growth Rate. 2PPP: Purchasing Power Parity

World Apparent Crude Steel Use (thousand tons)
Steel Use Growing Worldwide

Effective Capacity Surplus (MMt.)
Steel Use (MMt.)
Capacity Surplus / Steel Use (%)
Million tons
1600
1400
1200
1000
800
600
400
200
0
40%
35%
30%
25%
20%
15%
10%
5%
0%
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 (f) 2009 (f)

TERNIUM l Investor Day - April 10, 2008

 • Worldwide capacity expansion not as strong as anticipated a year ago, and in some cases already slowing down (e.g. China):

World Apparent Crude Steel Use (thousand tons)
Source: IISI / Credit Suisse / Ternium
• Raw material availability
• Infrastructure bottle-necks
• Environmental issues
• Engineering resources
• High equipment costs & long lead times

Capacity utilization rates at record levels

+ 87%
35
41
77
75
79
147
2003
2004
2005
2006
2007
2008

+ 208%
45
57
125
115
97
300
2003
2004
2005
2006
2007
2008
(f)

100
90
80
70
60
50
40
30
20
51
44
59
94
45
63
Feb-07
Apr-07
Jul-07
Sep-07
Dec-07
Mar-08

14
12
10
8
6
4
13,4
9,1
8,0
6,2
9,5
Apr-05
Sep-05
Feb-06
Jul-06
Jan-07
Jun-07
Nov-07
Apr-08

TERNIUM l Investor Day - April 10, 2008

Source: Clarksons (Panamax - 70000 dwt)
Source: NYMEX
Source: BMA / Ternium
Source: Vale
Iron Ore Pellet
(US$/ton)
Natural Gas
(US$/MMBTU)
Freight
(US$ thousand per day)
Coal
(US$/ton)
Key Input Prices on the Rise

China + Global GDP
Estimated Cost HRC China*
Price HRC USA domestic market*
245
394
586
**
900
800
700
600
500
400
300
200
100
0
US$ / ton
89
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05
06
07
08

TERNIUM l Investor Day - April 10, 2008

Cost-pushed
Price-pulled
Supply Driven
Demand Driven
Privatization
Consolidation
Source: CRU / WSD / Ternium
* In constant US dollars (base April 2008)
** 2008 estimate assumes iron ore pellet and lump price increases of 87% and 66% respectively and coal increase of 200%
Cost: Hot rolled band operating costs before overhead
Apr 08: 915
Price Cycle & Cost Pressures
HRC price vs. cost
(US$/ton)

Net Exports
Exports
HRC Rebate/(Tax)
20%
15%
10%
5%
0%
-5%
-10%
8
6
4
2
0
-2
-4
Million tons per month
00
01
02
03
04
05
06
07
08

16
15
14
13
12
11
10
Million tons
05
06
07
08

China Imports
Rest of Imports
5
4
3
2
1
0
million tons
05
06
07
08

105
103
100
98
95
93
90
88
85
83
80
78
75
Weekly steel production (avg. Jan 05 = 100)
05
06
07
08

TERNIUM l Investor Day - April 10, 2008

US crude steel production
China’s net steel exports
US steel service center inventories
US steel imports
Source: IISI/MAR/Merrill Lynch
Source: U.S. Imports Administration
Source: MSCI
Source: AISI

Key Industry Trends

TERNIUM l Investor Day - April 10, 2008

Competitive Positioning
Conclusions
Ternium Mexico
Growth
Steel Market Trends

0,5
1,3
1,9
4,2
5,5
9,0
12,0
1992
1993
1997
1998
2004
2006
2007

11,5
9,4
7,5
7,2
Ternium
Arcelor-Mittal*
Gerdau*
Usiminas
* Latin America Production Units

TERNIUM l Investor Day - April 10, 2008

Source: Ternium / Corporate Websites
Sidor
Hylsa
IMSA
Ternium’s total steel shipments (1)
(finished + semifinished steel in mtpy)
Top players in Latin America
(2007 finished steel shipments (1)  in mtpy)
Siderar
(1) Imsa included from Jan 07. Shipments from U.S. assets sold to Blue Scope are not included.

Ternium’s Leadership in Latin America

Steel Mill / Rolling / Coated
Commercial Offices / Warehouses
Service Centers

	GDP Growth		Ternium's Rank
	CAGR 04-07	08 vs. 07	
Argentina	9%	7,3%	#1
Venezuela	12%	7,4%	#1
Mexico	4%	2,6%	#1
CA&C *	4%	3,9%	#1

9,0
2,3
3,0
3,6
12,0
2,4
3,4
5,7
2006
2007
Other
CA&C
Mercosur
Andean Region
Nafta

TERNIUM l Investor Day - April 10, 2008

(1) Imsa included from Jan 07. Shipments from U.S. assets sold to Blue Scope are not included.

Strong Market Share in Fast Growing Markets

Shipments by region

(million tons)
Source: Ternium

Ternium’s Network

+58%

Ternium’s Markets
* Coated steel

Steelwork (Ternium = 100)	Slab Cost 2008	08 vs. 07 Impact			
		Total*	Ore/ Pellets	Coal/ Coke	Metallic**
Russia (Ore & Coal)	93	82	47	73	159
Brazil (Ore)	99	150	21	348	79
Ternium	**100**	**100**	**100**	**100**	**100**
Brazil	118	189	147	329	62
USA (Ore)	123	155	67	296	123
South East Asia	130	195	134	359	69
Japan	130	165	107	301	77
Germany	134	173	134	264	145
China	143	231	109	435	174

* Ore, Coal, Metallic & Energy
** Scrap, DRI, HBI, Pig Iron, etc.

15,2
15.2
Annual contracts
2,1
2.4
Sales
1,7
Dedicated mines
3.7
Argentina
6,9
Long term contracts
6.0
Venezuela
4,5
Proprietary mines
3.1
Mexico
Sources
Uses

TERNIUM l Investor Day - April 10, 2008

Impact of 2008 raw material price increases on
cash cost of produced slab
Iron ore supply
(2007 in mtpy)
Source: Ternium
• One third of Ternium’s iron ore needs is provided by its own iron ore mines in Mexico.
• Three quarters of Ternium’s crude steel production rely on natural gas instead of coal.
*** self-sufficiency
***
***
***
Ternium’s Relatively Low Exposure to Raw
Material Price Increases

TERNIUM l Investor Day - April 10, 2008

• Centralized & lean functional organization facilitates know-how and best practice sharing, accelerates learning and experience curves, and provides economies of scale and scope.
• Strong focus in IT & IS (Visual Flash tool, unified SAP, etc.)
• Flexible business model and experienced management team allowed integration of
 Ternium Mexico in record time.
Planning & Operations
Argentina
Mexico
Venezuela
Gua.
USA
North
Center
South
International
Procurement
(Exiros)
IT & IS
HR
Engineering
Steel
Procurement
Business Units
Production Units
Ternium’s Business Model

TERNIUM l Investor Day - April 10, 2008

Competitive Positioning
Conclusions
Ternium Mexico
Growth
Steel Market Trends

Prev.	Imsa	Current
Crude Steel (flat & long)	3.365	-	3.365
Hot rolling (flat)	2.850	2.260	5.110
Hot rolling (long)	1.060	-	1.060
Cold rolling	830	1.450	2.280
Galvanizing	560	900	1.460
Painting	240	380	620
Tubes, Pipes & Shapes	630	160	790
Panels	55	25	80
Preengineered buildings	-	24	24
Cut-to-length & slitting	930	1.190	2.120
Rollforming	100	300	400
Facilities (#)			
Sevice Centers	2	4	6
Distribution Centers	0	10	10

Tijuana
Shreveport, LA
Chihuahua
Monclova
Monterrey
Culiacán
San Luis Potosí
Guadalajara
Yucatán
Colima
Mexico DF
Veracruz
Puebla
Tuxtla
Guatemala
Honduras
El Salvador
Nicaragua
Costa Rica
Steel mill / Rolling / Coated
Commercial Offices / Warehouses
Service Centers
Mines & Pelletizing

20%
42%
38%
Flat Commercial
Flat Industrial
Long

15%
50%
35%
53%
40%
7%
Ternium
Other Domestic
Imports

TERNIUM l Investor Day - April 10, 2008

Industrial
Market share in Mexico
(flat steel)
Commercial
Ternium’s shipments in Mexico
(tons)
Ternium Mexico’s production capacity
Source: Ternium
Integration of Ternium Mexico strengthens
leading position in Latin America

6,6
6,6
Spot market
1,1
0,4
Billet Spot Sales
Local source
Teeside
Steelworks (Ven.)
Flat Steelworks (Mex.)
Long Steelworks (Mex)
5,5
5,2
Flat Rolling
1,1
Long Rolling
Sources
Uses

TERNIUM l Investor Day - April 10, 2008

• Local slab sourcing in Mexico, minimizing logistics costs
Average operating conditions
(million tons per year)
Source: Ternium
* Slabs & Billets
Ternium Mexico’s Semifinished Steel* Balance

Spread Slab vs. HRC
Slabs USA Import CFR
HRC USA domestic market (CRU)
915
750
266
216
165
95
22
Average spread
Jan '00-Apr '08 =116
1000
900
800
700
600
500
400
300
200
100
0
u$s/ton
Jan-00
Oct-00
Jul-01
Apr-02
Jan-03
Oct-03
Jul-04
Apr-05
Jan-06
Oct-06
Jul-07
Apr-08

TERNIUM l Investor Day - April 10, 2008

Source: CRU

World Apparent Crude Steel Use

(US$/tons)
Slab-HRC Spread

TERNIUM l Investor Day - April 10, 2008

— Mills specialization
— Procurement & logistics
— Management reorganization
— Working capital reduction
— Marketing consolidation
 Larger runs, dedicated mills, rationalization of attributes, higher efficiencies
• Pre-tax synergies estimated to be US$200 million per year in the medium term:
 Improved purchasing through Exiros, efficiencies arising from the supply chain management system
 Lower head count, decrease in administrative & general expenses and simplified legal & accounting structure
Unified marketing effort, better use of distribution channels
 Reduced inventories, credit receivables optimization
Source: Ternium
Integration Synergies

TERNIUM l Investor Day - April 10, 2008

Competitive Positioning
Conclusions
Ternium Mexico
Growth
Steel Market Trends

Upstream ↕ Downstream

	Brownfield projects	Greenfield projects	Acquisitions
Mining Concentration Pelletizing	Upgrading of existing facilities through US$3.0 billion organic growth plan (next four years)	Increase iron ore self-sufficiency	
Steelshop & Casting Rolling Coating		Balance current production structure	When in line with our strategy
Customizing Warehousing Distribution		Increase value added through (additional) Service Centers in Argentina, Mexico, Colombia, etc.

TERNIUM l Investor Day - April 10, 2008

Ternium’s Growth Matrix

2007	2009	2011	2011 vs 2007
Crude Steel	10,9	11,7	13,2	21%
Hot Rolling*	10,7	11,0	11,3	6%
Cold Rolling	5,7	6,0	6,3	9%
Coating	3,0	3,1	3,1	3%

* flat steel

436
748
864
790
591
2007
2008e
2009e
2010e
2011e

TERNIUM l Investor Day - April 10, 2008

Includes investments under study (e.g., CRC and HDG in Argentina)

Capacity Expansions

(million tons)

Capex Plan

(million US$)
Source: Ternium
Capex Plans (organic growth)

Probable
Proven
130
30
100
260
140
120
260
60
200
?
260
Current
Target Dec'08
Target Dec'09
Target Dec'10

Mina Peña Colorada
JALISCO
Arrayanes
Peña Colorada
Cerro Nahuati
COLIMA
Sierra del Alo
El Encino
JALISCO
OCÉANO PACÍFICO
MICHOACÁN
Colomera
Mina Aquila
Operating
Exploration

TERNIUM l Investor Day - April 10, 2008

Note: Proven and Probable Reserves detailed in this slide include
Measured and Indicated Resources

Iron Ore Reserves Projection

(concentrate equivalent million tons)

Iron Ore Mines
Source: Ternium
Expanding Our Mining Footprint in Mexico
▪ Current reserves at 130 million tons, representing approximately 30 years of production at current rates.
▪ New exploration plan targets 260 million tons of total reserves at a budget of US$38 million.

TERNIUM l Investor Day - April 10, 2008

Competitive Positioning
Conclusions
Ternium Mexico
Growth
Steel Market Trends

TERNIUM l Investor Day - April 10, 2008

• Regional leadership, strong market share in fast growing markets.
• Cost advantages relative to competitors.
• Logistical advantages (short lead-times, lower freight rates, duty exemptions).
• High vertical integration, from iron ore mines to service centers.
• Experienced management team with successful track record.
• Sound financial position.
• Growth potential:
 • Organic expansion aligned with market growth and market share goals.
 • Balancing productive structure and enhancing value added (greenfield).
 • Pursuit of strategic M&A opportunities.
Conclusions: Strengths & Growth Opportunities

TERNIUM l Investor Day - April 10, 2008